19003384

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 01 2019

Washington DC 410

SEC FILE NUMBER
8-69212

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Hill Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6800 S. Dawson Circle, Suite 227
(No. and Street)

Centennial	CO	80112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Sussman 303-953-1981
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harding and Hittesdorf, P.C.
(Name – *if individual, state last, first, middle name*)

650 S. Cherry street, Suite 1050	Denver	CO	80246
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeff Sussman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Hill Securities, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LANNA BAILEY
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20134055507
MY COMMISSION EXPIRES AUG. 30, 2021

Signature

Managing Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST HILL SECURITIES, LLC
(SEC File No. 8-69212)

Report of Independent Registered Public Accounting Firm
On Financial Statements and Supplemental
Schedules for the Year Ended December 31, 2018
and Review Report on Exemption Report

FIRST HILL SECURITIES, LLC

TABLE OF CONTENTS

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
First Hill Securities, LLC
Centennial, Colorado

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First Hill Securities, LLC (a limited liability company) as of December 31, 2018, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Hill Securities, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of First Hill Securities, LLC's management. Our responsibility is to express an opinion on First Hill Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to First Hill Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of First Hill Securities, LLC's financial statements. The supplementary information is the responsibility of First Hill Securities, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. Section 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Harding + Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants
We have served as First Hill Securities, LLC's auditor since 2014.
Denver, Colorado
February 9, 2019

FIRST HILL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

CURRENT ASSET:		
Cash and cash equivalents	$	31,751
TOTAL ASSETS	$	31,751

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	$	-
MEMBER'S EQUITY		31,751
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	31,751

See accompanying notes to financial statements.

FIRST HILL SECURITIES, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2018

REVENUES:		
Engagement fees	$	1,946,783
OPERATING EXPENSES:		
Commission Expense	$	484,007
Professional fees		14,600
Regulatory expenses		5,927
Overhead charges paid to related entity (Note B)		3,000
Bank service charges		86
		507,620
NET INCOME	$	1,439,163

See accompanying notes to financial statements.

FIRST HILL SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Member's equity at January 1, 2018	$	13,588
Member distribution	$	(1,421,000)
Net Income		1,439,163
Member's equity at December 31, 2018	$	31,751

See accompanying notes to financial statements.

FIRST HILL SECURITIES, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 1,439,163
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,439,163
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member distribution	(1,421,000)
NET CASH USED FOR FINANCING ACTIVITIES	(1,421,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	18,163
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	13,588
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 31,751

See accompanying notes to financial statements.

A. Summary of Significant Accounting Policies

Organization

First Hill Securities, LLC (the Company) is a Colorado limited liability company organized on January 11, 2013 to facilitate mergers and acquisitions, as well as debt, mezzanine debt, and preferred equity financings. The Company's business is national in scope.

The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulation Authority ("FINRA"). The Company operates pursuant to paragraph (k)(2)(B) of Rule 15c3-3 of the Securities and Exchange Act of 1934 (the "Act") and does not carry customer accounts or clear customer transactions, nor does it plan to hold any customers' securities or funds. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3 of the Act. Under this exemption, *Computation for Determination of Reserve Requirements* and *Information Relating to Possession or Control Requirements* are not required.

The Company is wholly owned by First Hill Partners, LLC ("Partners"). Accordingly, this affiliation should be taken into consideration in reviewing the accompanying financial statements.

Cash and Cash Equivalents

The Company considers all highly-liquid investments purchased with an original maturity of three months or less on the purchase date to be cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments. The Company restricts temporary cash investments to financial institutions with high credit standing. Such temporary cash investments are often in excess of the FDIC insurance limit.

A. Summary of Significant Accounting Policies (Continued)

Revenue Recognition

Transaction fees related to mergers, acquisitions, finders and financing fees are recognized upon closing of the related transaction. Interest income is recognized when earned.

Income Taxes

The Company is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the financial statements. Income of the Company is taxed in the member's income tax return.

The Company records a liability for uncertain tax positions when it is more likely than not that a tax position would not be sustained if examined by the taxing authority. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. The Company's evaluation on December 31, 2018 revealed no uncertain tax positions that would have a material impact on the financial statements. The 2013 through 2017 tax years remain subject to examination by the IRS. The Company does not believe that any reasonably possibility changes will occur within the next twelve months that will have a material impact on the financial statements.

Interest and penalties associated with the Company's tax positions are reflected as other expense in the financial statements. There were no interest or penalties incurred during the year ended December 31, 2018.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

B. Transactions with Related Entities

The Company has a cost-sharing agreement with a related entity. The Company pays $250 a month for the personal property, utilities and office space to the related party. The Company feels that this amount represents a reasonably approximate valuation of the personal property, utilities and office space provided. Overhead charges paid to this related entity were $3,000 for the years ended December 31, 2018. There is no amount due to this related entity at December 31, 2018.

C. Subsequent Events

Management has evaluated subsequent events through February 9, 2019, which is the date the financial statements were available to be issued.

D. Statutory Requirements

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital as defined under such rule. At December 31, 2017, the Company's net capital was $31,751 and the required net capital was $5,000.

The Company is exempt from certain provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is not required to maintain a "Special Account for Exclusive Benefit of Customers". Such exemption is in accordance with paragraph (k) (2) (i) of the Rule.

E. Significant Clients

The Company generally derives significant revenue from a few key clients. However, the makeup of the Company's client base varies from year to year. Accordingly, an annual concentration in revenue from the same clients is remote. The Company received 100% of revenue from two clients in 2018.

SUPPLEMENTARY INFORMATION

FIRST HILL SECURITIES, LLC

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL, MINIMUM NET CAPITAL REQUIRED, AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2018

COMPUTATION OF NET CAPITAL AND MINIMUM NET CAPITAL REQUIRED

MEMBER'S EQUITY	$ 31,751
DEDUCTIONS:	-
NET CAPITAL	$ 31,751
MINIMUM NET CAPITAL REQUIRED (greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 5,000

AGGREGATE INDEBTEDNESS

TOTAL LIABILITIES AND AGGREGATE INDEBTEDNESS	$ -0-
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.0:1

There is no material difference between the above net capital computation and the corresponding computation included in the Company's Form X-17A-5 Part IIA Filing.

SCHEDULE I

FIRST HILL SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) of the Rule.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of First Hill Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) First Hill Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which First Hill Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (exemption provisions) and (2) First Hill Securities, LLC stated that First Hill Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. First Hill Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Hill Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Harding & Hittesdorf, PC

HARDING AND HITTESDORF, P.C.
Denver, Colorado
February 9, 2019

EXEMPTION REPORT

First Hill Securities, LLC, (Company) is a registered broker-dealer subject to Rule 17-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240. 15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(2)(i)

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exemption.

First Hill Securities, LLC

I, Jeff Sussman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Managing Member

February 15, 2019